EXHIBIT D

First Marked Copy of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3)

As filed with the U.S. Securities and Exchange Commission on ~~December 6~~March 4, ~~2023~~2025


File No. ~~812-~~[   ]



UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Application Pursuant to Sections 6(c) and 23(c)(3) of the Investment Company Act of 1940 (the "Act") for an Order Granting Certain Exemptions from the Provisions of Rule 23c-3 thereunder

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of the Application of:

~~Nuveen Enhanced Floating Rate Income Fund~~
~~333 West Wacker Drive~~
~~Chicago, Illinois 60606~~

Optimize Growth Equity Fund
205 Yonge Street
Toronto, Ontario, Canada M5B 0C4

and

~~Nuveen Fund Advisors, LLC~~
~~333 West Wacker Drive~~
~~Chicago, Illinois 60606~~

Optimize Premium Yield Fund
205 Yonge Street
Toronto, Ontario, Canada M5B 0C4

and

~~Nuveen Asset~~Optimize Wealth Management~~, LLC~~ Inc.
~~333 West Wacker Drive~~205 Yonge Street
Toronto, Ontario, Canada M5B 0C4

~~Chicago, Illinois 60606~~

~~and~~

~~Nuveen Securities, LLC~~
~~333 West Wacker Drive~~
~~Chicago, Illinois 60606~~

Please send all communications, notices and orders regarding this Application to:

Matthew J. McGrath
President and Principal Executive Officer
205 Yonge Street
Toronto, Ontario, Canada M5B 0C4
matthew.j.mcgrath@optimize.ca

~~Mark L. Winget~~


Vice President and Secretary
333 West Wacker Drive
Chicago, Illinois 60606
mark.winget@nuveen.com

With copies to:

Joel D. Corriero, Esq.
Stradley Ronon Stevens & Young, LLP
2005 Market Street
Suite 2600
Philadelphia, Pennsylvania 19103
jcorriero@stradley.com

Gregory C. Davis, Esq. Ropes & Gray LLP Three Embarcadero Center San Francisco, CA 94111 gregory.davis@ropesgray.com	Chelsea M. Childs, Esq. Ropes & Gray LLP Three Embarcadero Center San Francisco, CA 94111 chelsea.childs@ropesgray.com

Page 1 of 5859 sequentially numbered pages (including exhibits)

TABLE OF CONTENTS

File No. ~~812-~~[ ]

I. THE PROPOSAL

~~Nuveen Enhanced Floating Rate Income~~Each of Optimize Growth Equity Fund and Optimize Premium Yield Fund (~~the~~each a "*Fund*") is a newly organized ~~Massachusetts business trust~~Delaware statutory trust that will be registered under the Investment Company Act of 1940, as amended (the "*Act*"), as a ~~diversified~~non-diversified, closed-end management investment company ~~that will be~~and operated as an interval fund. ~~The~~Each Fund ~~is advised by Nuveen Fund Advisors, LLC ("*Nuveen Fund Advisors*") and sub-advised by Nuveen Asset Management, LLC ("*Nuveen Asset Management*" and together with Nuveen Fund Advisors, the "*Adviser*"). Nuveen Securities, LLC (the "*Distributor*") is the principal underwriter and distributor of the Fund's shares. The~~will be advised by Optimize Wealth Management Inc. (the "*Adviser*"), subject to approval by each Fund's Board of Trustees of an advisory agreement between such Fund~~,~~ and the Adviser. Each Fund and the ~~Distributor~~Adviser are referred to herein as the "*Applicants*."

The Applicants hereby seek an order (the "*Order*") from the U.S. Securities and Exchange Commission (the "*Commission*" or the "*SEC*") pursuant to Sections 6(c) and 23(c)(3) of the Act for an exemption from certain provisions of Rule 23c-3 under the Act to permit ~~the~~each Fund to make repurchase offers to its common shareholders every month and to provide notification to its common shareholders of an upcoming repurchase offer no less than seven and no more than fourteen calendar days in advance of the repurchase request deadline.

Applicants request that the Order also apply to any registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser, or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,[1] acts as an investment adviser, and which operates as an interval fund pursuant to Rule 23c-3 under the Act (each a "*Future Fund*" and, together with ~~the~~each Fund, the "*Funds*"). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this application (the "*Application*"). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant. Unless otherwise provided relief, ~~the~~each Fund will comply with all other provisions of Rule 23c-3. Terms as used in this Application that are defined in Rule 23c-3 have the same meaning as they are given in Rule 23c-3.

II. STATEMENT OF FACTS

A. ~~Nuveen Enhanced Floating Rate Income Fund~~Optimize Growth Equity Fund and Optimize Premium Yield Fund

~~The~~Each Fund is a newly organized ~~Massachusetts business trust~~Delaware statutory trust that will be registered under the Act as a ~~diversified~~non-diversified, closed-end management investment company ~~that will be~~and operated as an interval fund pursuant to Rule 23c-3 under the Act. ~~The~~Each Fund's principal investment objective is to ~~seek a high level of current income and the secondary investment objective of the Fund is to seek capital appreciation~~maximize long-term total return. Common shares of ~~the~~each Fund ~~are~~will be offered weekly on a continuous basis at net asset value per share plus the applicable sales load, if any, and ~~are~~will not be offered or traded in the secondary market ~~and are not~~nor listed on any exchange or quoted on any quotation medium. Neither Fund has commenced investment operations or offered its shares to the public as of the date of this Application. If the Funds receive the requested Order, it is anticipated that each Fund will commence investment operations and a public offering of its shares in the first half of 2025.

~~The~~Each Fund will be operated as an interval fund pursuant to Rule 23c-3 under the Act and may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with the Fund's periodic repurchase offers, exchange their shares of the Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the Act and continuously offer their shares at net asset value, that are in the Fund's group of investment companies (collectively, the "*Other Funds*"). Shares of any of the Funds operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the Act. Any

[1] A successor in interest is limited to an entity that results from reorganization into another jurisdiction or a change in the type of business organization.

exchange option will comply with Rule 11a-3 under the Act, as if ~~the~~such Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3 under the Act, ~~the~~each Fund will treat an early withdrawal charge as if it were a contingent deferred sales load ("*CDSL*").[2]

As further discussed below, ~~the~~each Fund seeks an Order to make offers to repurchase a portion of its common shares at one-month intervals, rather than the "periodic intervals" (three, six or twelve months) specified by Rule 23c-3, and to notify common shareholders seven to fourteen calendar days in advance of the repurchase request deadlines, rather than the "no less than twenty-one and no more than forty-two days before each repurchase request deadline" specified by Rule 23c-3. In connection with making monthly repurchases with modified notice provisions, ~~the~~each Fund will be subject to conditions (as described herein) such that the aggregate percentage of common shares subject to repurchase in any three-month period will not exceed 25% of ~~the~~such Fund's outstanding common shares and payment for such common shares will occur at least five business days before notification of the next repurchase offer.

~~The~~Each Fund's Board of Trustees ~~has adopted~~will adopt a fundamental policy ~~of making quarterly~~regarding its repurchase offers. ~~To~~If the ~~extent the Fund receives~~Funds receive the requested Order, ~~the~~it is anticipated that each Fund's Board of Trustees ~~may, in the future,~~will determine to adopt a fundamental policy of making monthly repurchase offers. Prior to relying on the requested Order, ~~the~~each Fund will also obtain the approval of ~~a majority of the Fund's outstanding voting securities~~its sole initial shareholder to adopt a fundamental policy to permit monthly repurchase offers.[3] If ~~the~~a Fund relies on the requested Order, the Fund will disclose in its prospectus and annual reports its fundamental policy to make monthly offers to repurchase a portion of its common shares at net asset value, less deduction of a repurchase fee, if any, as permitted by Rule 23c-3(b)(1), and if applicable, the imposition of early withdrawal charges as permitted pursuant to ~~the~~a Multi-Class Order (as defined below). ~~The~~Each Fund's fundamental policies with respect to repurchase offers, including the periodic repurchase offer interval, will be changeable by majority vote of the holders of ~~the~~such Fund's outstanding voting securities. Monthly repurchase offers shall be for an amount not less than 5% nor more than 25% of the common shares outstanding during any three month period in accordance with any exemptive relief granted by the Commission.[4] ~~The~~Each Fund's fundamental policies will also specify the means to determine the dates of the repurchase request deadlines and the maximum number of days between each repurchase request deadline and the repurchase pricing date as required by Rule 23c-3(b)(2)(i)(C) and (D) and in accordance with Rule 23c-3(a)(5).[5] ~~The~~Each Fund's repurchase pricing date normally will be the same date as the repurchase request deadline and pricing will be determined after the close of business on that date.

~~The~~Each Fund intends to offer one class of common shares upon commencement of operations: Class ~~I~~OWM common shares ("*Class ~~I~~OWM Shares*"). ~~The~~Each Fund ~~intends~~may in the future apply for, and seek to rely on~~,~~ an exemptive

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[2] A CDSL, assessed by an open-end fund pursuant to Rule 6c-10 of the Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, the early withdrawal charge will likewise be a distribution-related charge payable to the ~~Distributor~~distributor as distinguished from a repurchase fee which is payable to a Fund to reimburse a Fund for costs incurred in liquidating securities in the Fund's portfolio.

[3] In the case of a Future Fund that has not yet offered its shares to the public, the Future Fund will obtain the approval of its sole initial shareholder to adopt a fundamental policy to permit monthly repurchase offers. In the case of a Future Fund that seeks to adopt a fundamental policy of making monthly repurchase offers after selling shares to the public, the Future Fund will obtain the approval of a majority of the Fund's outstanding voting securities to the adoption of such policy.

[4] Applicants agree that, as a condition to the relief requested in this Application, the repurchase offer amount for the then-current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then current monthly period, will not exceed 25% of its outstanding common shares, subject to any additional tendered common shares repurchased pursuant to Rule 23c-3(b)(5). The Fund may repurchase additional tendered common shares pursuant to Rule 23c-3(b)(5) only to the extent the percentage of additional common shares so repurchased does not exceed 2% in any three-month period.

[5] A Future Fund that relies on the exemptive relief requested hereby will have fundamental investment policies in compliance with Rule 23c-3(b)(2)(i), as modified by the requested Order, which will include the date of repurchase request deadlines or the means of determining the repurchase request deadlines and the maximum number of days between each repurchase request deadline and the next repurchase pricing date (as required by Rule 23c-3(b)(2)(i)(C) and (D) and in accordance with Rule 23c-3(a)(5)). A Future Fund's repurchase pricing date normally will be the same date as the repurchase request deadline and pricing will be determined after close of business on that date. A Future Fund will disclose in its prospectus and annual reports its fundamental policy to make monthly offers to repurchase a portion of its common shares at net asset value, less deduction of a repurchase fee, if any, as permitted by Rule 23c-3(b)(1). A Future Fund's fundamental policies with respect to repurchase offers, including the periodic offer interval, will be changeable only by majority vote of the holders of such Future Fund's outstanding voting securities. Under a Future Fund's fundamental policy, the repurchase offer amount will be determined by such Future Fund's Board of Trustees prior to each repurchase offer and will not be less than 5% of its outstanding common shares on the repurchase request deadline. Applicants agree that, as a condition to the relief requested in this ~~application~~Application, the repurchase offer amount for the then current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then-current monthly period, will not exceed 25% of its outstanding common shares, subject to any additional tendered common shares repurchased pursuant to Rule 23c-3(b)(5). A Future Fund may repurchase additional tendered common shares pursuant to Rule 23c-3(b)(5) only to the extent the percentage of additional common shares so repurchased does not exceed 2% in any three-month period.

order ("*Multi-Class Order*") from the SEC that permits the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal fees.[6]~~From~~ If the Funds receive a Multi-Class Order, then from time to time ~~the~~, each Fund may create additional classes of shares, the terms of which may differ from ~~the~~a Fund's Class ~~I~~OWM Shares in the following respects: (i) the amount of fees permitted by a distribution and service plan as to such class; (ii) voting rights with respect to a distribution and service plan as to such class; (iii) different class designations; (iv) the impact of any class expenses directly attributable to a particular class of shares allocated on a class basis as described in the Multi-Class Order; (v) differences in any dividends and net asset values per share resulting from differences in fees under a distribution and service plan or in class expenses; (vi) any early withdrawal charge or other sales load structure; (vii) all shares will be offered to the public at net asset value plus any applicable sales charge; and (viii) any exchange or conversion features, in each case, as permitted under the Act.

B.   ~~Nuveen Fund Advisors, LLC~~Optimize Wealth Management Inc.

~~Nuveen Fund Advisors is a limited liability company~~The Adviser is a corporation organized under the laws of the state of Delaware. ~~Nuveen Fund Advisors serves~~The Adviser intends to serve as investment adviser to ~~the~~each Fund~~.~~ ~~Nuveen Fund Advisors~~, subject to approval by each Fund's Board of Trustees of an investment management agreement between such Fund and the Adviser. The Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the "*Advisers Act*").

~~Nuveen Fund Advisors~~The Adviser will provide services to ~~the~~each Fund pursuant to an investment management agreement between ~~the~~each Fund and ~~Nuveen Fund Advisors~~the Adviser. Under the investment management agreement, subject to the supervision and direction of ~~the~~each Fund's Board of Trustees, ~~Nuveen Fund Advisors~~the Adviser will have overall responsibility for the management of ~~the~~each Fund. ~~Nuveen Fund Advisors~~The Adviser will oversee all investment advisory and portfolio management services and assists in managing and supervising all aspects of the general day-to-day business activities and operations of ~~the~~each Fund, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services.

~~C. Nuveen Asset Management, LLC~~

~~Nuveen Asset Management is a limited liability company organized under the laws of the state of Delaware. Nuveen Asset Management serves as sub-adviser to the Fund and is a subsidiary of Nuveen Fund Advisors. Nuveen Asset Management is registered with the Commission as an investment adviser under the Advisers Act.~~

~~Nuveen Asset Management will provide services to the Fund pursuant to a sub-advisory agreement between Nuveen Fund Advisors and Nuveen Asset Management. Under the sub-advisory agreement, subject to the supervision and direction of the Fund's Board of Trustees, Nuveen Asset Management will manage the Fund's portfolio in accordance with the Fund's investment objective and policies, make investment decisions for the Fund, place orders to purchase and sell securities, and employ professional portfolio managers and securities analysts who provide research services to the Fund.~~

~~D. Nuveen Securities, LLC~~

~~The Distributor is a Delaware limited liability company and affiliate of the Adviser. The Distributor is a broker-dealer registered with the Commission and a member of FINRA.~~

~~The Distributor will act as the distributor of Shares for the Fund on a best efforts basis, subject to various conditions, pursuant to the terms of the distribution agreement with the Fund. The Distributor is not obligated to sell any specific amount of Shares of the Fund.~~

~~Shares will also be offered through other brokers or dealers that will have entered into selling agreements with the Distributor. The Distributor may reallocate the full amount of the sales load to the brokers or dealers that offer shares of the Fund. The actual front-end sales load paid by investors may vary among and within selling agents.~~

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[6] ~~In the Matter of Nuveen Floating Rate Fund, et al., Rel. No. IC-24066 (October 8, 1999) (notice), Rel. No. IC-24114 (October 27, 1999) (order).~~

C. ~~E.~~ Other Requirements for a Rule 23c-3 Fund

Rule 23c-3(b)(4) requires that common shareholders be provided with notification of each quarterly repurchase offer no less than twenty-one and no more than forty-two days before each repurchase request deadline. If the relief requested herein is obtained, however, ~~the~~each Fund, upon commencing monthly repurchase offers, will provide (and any Future Fund will provide) common shareholders with notification of each monthly repurchase offer no less than seven and no more than fourteen days before each repurchase request deadline. ~~The~~A Fund's notification will include (and any Future Fund's notification will include), all information required by Rule 23c-3(b)(4)(i). Applicants agree that, as a condition of the relief requested in this ~~application, the~~Application, each Fund, upon commencing monthly repurchase offers, will make (and any Future Fund will make) payment for common shares repurchased in the previous month's repurchase offer at least five business days before sending notification of the next repurchase offer. ~~The~~Each Fund, upon commencing monthly repurchase offers, will file (and any Future Fund will file), copies of the notification with the Commission, together with Form N-23c-3, within three business days after sending the notification to common shareholders as required by Rule 23c-3(b)(4)(ii).

Pursuant to Rule 23c-3(b)(1), ~~the~~each Fund, upon commencing monthly repurchase offers, will repurchase (and any Future Fund will repurchase), common shares for cash at the net asset value determined on the repurchase pricing date and will pay the holders on or before the "repurchase payment deadline,"[~~7~~6] which will be no later than seven calendar days after the "repurchase pricing date," unless the offer is suspended or postponed as provided in Rule 23c-3(b)(3). Upon commencing monthly repurchase offers, ~~the~~each Fund intends to make payment by the fifth business day or seventh calendar day (whichever period is shorter) following the repurchase pricing date. ~~The Fund~~Each of the Funds and a Future Fund may deduct a repurchase fee in an amount not to exceed 2% from the repurchase proceeds payable to tendering common shareholders, in compliance with Rule 23c-3(b)(1), and then only to the extent such repurchase fee is reasonably intended to compensate ~~the~~a Fund (and any Future Fund) for expenses directly related to the repurchase. Such a fee would be in addition to the early withdrawal charges ~~the~~a Fund (or any Future Fund relying on the Multi-Class Order or similar relief) may charge pursuant to the Multi-Class Order or similar relief. ~~The~~Each Fund, upon commencing monthly repurchase offers, will not condition (and any Future Fund will not condition), a repurchase offer upon tender of any minimum amount of common shares. ~~The~~Each Fund, upon commencing monthly repurchase offers, will comply (and any Future Fund will comply), with the pro ration and other allocation requirements applicable if common shareholders tender more than the repurchase offer amount in accordance with Rule 23c-3(b)(5). ~~The~~Each Fund, upon commencing monthly repurchase offers, will permit (and any Future Fund will permit), tenders to be withdrawn or modified at any time until the repurchase request deadline, but will not permit tenders to be withdrawn or modified thereafter in accordance with Rule 23c-3(b)(6). ~~The~~Each Fund, upon commencing monthly repurchase offers, will compute (and any Future Fund will compute), the net asset value for its common shares in accordance with Rule 23c-3(b)(7). ~~The~~Each Fund (and any Future Fund) will not suspend or postpone a repurchase offer except pursuant to the vote of a majority of its trustees, including a majority of its Disinterested Trustees (as defined below), and only under the limited circumstances specified by Rule 23c-3(b)(3)(i). At least a majority of the trustees of ~~the~~a Fund will be (and at least a majority of trustees of any Future Fund will be) persons who are not interested persons of ~~the~~such Fund (or a Future Fund, as applicable) within the meaning of Section 2(a)(19) of the Act ("*Disinterested Trustees*"), and the selection or nomination of those trustees is, in the case of ~~the~~a Fund, or will be, in the case of any Future Fund, committed to the discretion of the Disinterested Trustees in accordance with Rule 23c-3(b)(8)(i). ~~The~~Each Fund (and any Future Fund) will comply with Rule 23c-3(b)(8)'s requirements with respect to its Disinterested Trustees and their legal counsel. Any senior security issued by ~~the~~a Fund (and any Future Fund) or other indebtedness of the Fund (and any Future Fund) will either mature by the next repurchase pricing date or provide for the Fund's (or Future Fund's, as applicable) ability to call, repay of redeem such senior security or other indebtedness by the repurchase pricing date, either in 'whole or in part without penalty or premium, as necessary to permit ~~the~~a Fund (or Future Fund, as applicable) to complete the repurchase offer in such amounts, as the trustees have determined, in compliance with the asset coverage requirements of Section 18 of the Act and in accordance with Rule 23c-3(b)(9).

In accordance with Rule 23c-3(b)(10), from the time ~~the~~a Fund (or any Future Fund) sends its notification to common shareholders of the repurchase offer, which shall be sent in compliance with the requirements of Rule 23c-3(b)(4) as modified by the requested Order, until the repurchase pricing date, a percentage of such fund's assets equal to at least 100% of the repurchase offer amount will consist of: (1) assets that can be sold or disposed of in the ordinary course

[~~7~~6] Rule 23c-3(a)(4).

of business at approximately the price at which such fund has valued such investment, within a period equal to the period between the repurchase request deadline and the repurchase payment deadline, or (2) assets that mature by the next repurchase payment deadline; and in the event ~~the~~a Fund's (or any Future Fund's) assets fail to comply with this requirement, the Board of Trustees of such fund will cause such fund to take such action as it deems appropriate to ensure compliance. ~~The~~Each Fund's Board of Trustees will adopt (and any Future Fund's Board of Trustees will adopt) written procedures reasonably designed, taking into account current market conditions and such fund's investment objectives, to ensure that such fund's portfolio assets are sufficiently liquid so that ~~the~~each Fund (and any Future Fund, as applicable) can comply with its fundamental policy on repurchases and with the liquidity requirements described above. ~~The~~Each Fund's Board of Trustees (and any Future Fund's Board of Trustees) will review the overall composition of the portfolio and make and approve such changes to the procedures as it deems necessary. Applicants believe ~~the~~each Fund's portfolio can be (and any Future Fund's portfolio will be) managed to provide ample liquidity for its proposed monthly repurchase offers in accordance with the requirements of Rule 23c-3(b)(10).

~~The~~Each Fund and ~~the Distributor~~any underwriter for each Fund will (and any Future Fund and any respective underwriter for such fund will) comply as if the Fund (and any Future Fund, as applicable) was an open-end investment company, with the provisions of Section 24(b) of the Act and the rules thereunder with respect to any advertisement, pamphlet, circular, form letter, or other sales literature addressed to, of intended for distribution to, prospective investors in accordance with Rule 23c-3(b)(11).

III. EXEMPTIONS REQUESTED

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase any securities of any class of which it is the issuer except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased. Repurchase offers made pursuant to the exception which permits closed-end funds to make repurchases pursuant to tender offers are considered issuer tender offers and thus, absent further relief, must comply with the requirements of the tender offer rules under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), including Rules 13e-4 and 14e-1.

The Commission also may exempt closed-end issuer repurchases from the prohibitions in Section 23(c) pursuant to Section 23(c)(3). Rule 23c-3 provides such an exemption as it permits a registered closed-end investment company to make repurchase offers for its common stock at net asset value at periodic intervals pursuant to a fundamental policy of the investment company. "Periodic interval" is defined in Rule 23c-3(a)(1) as an interval of three, six or twelve months. Rule 23c-3(b)(4) requires that notification of each repurchase offer be sent to common shareholders no less than 21 calendar days and no more than 42 calendar days before the repurchase request deadline. Rule 23c-3(a)(3) provides that a repurchase offer amount may be between 5% and 25% of the common stock outstanding on the repurchase request deadline. At the time the Commission adopted Rule 23c-3, corresponding amendments to Rules 10b-6[~~8~~7] and 13e-4 of the Exchange Act and Regulation 14E of the Exchange Act were also adopted, exempting repurchase offers pursuant to Rule 23c-3 from most of the provisions of those rules.[~~9~~8]

Applicants request an order pursuant to Sections 6(c) and 23(c) of the Act exempting them from the definition of "periodic interval" under Rule 23c-3(a)(1) that would permit ~~the~~each Fund (and any Future Fund) to rely on the relief provided by Rule 23c-3 while making repurchase offers on a monthly basis. Applicants also request an exemption from the notice provisions of Rule 23c-3(b)(4) to permit ~~the~~each Fund (and any Future Fund) to send notification of an upcoming repurchase offer to common shareholders at least seven but no more than fourteen calendar days in advance of the repurchase request deadline.[~~10~~9]

[~~8~~7] Rule 102(b)(2) of Regulation M continues this exception.

[~~9~~8] Subsequently, the Commission also added paragraph (a)(1)(xi) to Rule 415 under the Securities Act of 1933, as amended (the "*Securities Act*"), in order to permit closed-end funds relying on Rule 23c-3 to make continuous or delayed offerings.

[~~10~~9] Based on the requested relief ~~the~~each Fund (or any Future Fund) will be able to rely on the exemptions provided under Exchange Act and Securities Act rules for repurchase offers made in accordance with Rule 23c-3.

IV. COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) of the Act provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

V. DISCUSSION

A. Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation *(“Protecting Investors”),* the Commission’s Division of Investment Management (the “*Division*”) recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.[~~11~~10] For example, the characterization of a management company as “open-end” or “closed-end” has historically been crucial to the determination of the degree of liquidity a fund’s shareholders will have, and thus the liquidity required of a fund’s investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required virtually complete liquidity of the underlying investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this dual system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the Division determined that, given the changes in the securities market since 1940—in particular the emergence of semi-liquid investment opportunities—it was appropriate to re-examine the classification system and its regulatory requirements.[~~12~~11]

The one exception to the liquid/illiquid dichotomy has been the so called “prime-rate funds.” These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the Act’s classification system had become a limitation on sponsors’ ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success they had experienced.[~~13~~12] The report thus concluded that it would be appropriate to provide the opportunity for investment companies to “chart new territory” between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.[~~14~~13] The Division thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

[~~11~~10] SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation (May 1992) at 421.

[~~12~~11] *Id.* at 424.

[~~13~~12] *Id.* at 439-40.

[~~14~~13] *Id.* at 424.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.[~~15~~14] The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.[~~16~~15]

The prime rate funds were cited in both *Protecting Investors* and the Proposing Release as the prototype for the interval concept.[~~17~~16] Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Precedent exists for the granting of exemptive relief to permit funds other than "prime rate" interval funds to engage in repurchases on a monthly basis.[~~18~~17]

B.   Monthly Repurchases

Applicants request an order pursuant to Sections 6(c) and 23(c) of the Act exempting them from Rule 23c-3(a)(1) solely to the extent necessary to permit the ~~Fund~~Funds (and any Future Fund) to make monthly repurchase offers. Applicants also request an exemption from the notice provisions of Rule 23c-3(b)(4) solely to the extent necessary to permit the ~~Fund~~Funds (and any Future Fund) to send notification of an upcoming repurchase offer to shareholders at least seven days but not more than fourteen days in advance of the repurchase request deadline. In Applicants' view, this modification would enhance, rather than diminish, the investor benefits provided by Rule 23c-3 and is consistent with the public interest and investor protection. As long as ~~the~~a Fund (and any Future Fund), as supervised by its Board of Trustees, can make monthly repurchase offers pursuant to the modified notification requirements requested herein and otherwise comply with the remainder of Rule 23c-3, including its requirements with respect to liquidity—and Applicants believe the ~~Fund~~Funds (and any Future Fund) will be able to do so—there is no public interest nor investor protection concern that justifies prohibiting monthly repurchase offers.

In the rulemaking proceeding in which Rule 23c-3 was adopted, certain commenters requested that a provision for monthly repurchases be incorporated in the final Rule. At the time of adoption, the Commission declined to do so. The Commission was concerned that shorter repurchase intervals would not be compatible with the notification requirement in paragraph (b)(4) of the Rule because a fund would need to send out a notification for a repurchase offer before it had completed the previous offer.[~~19~~18] Applicants believe that this concern should not deter the Commission from granting the relief requested in this case. First, it is understandable that, in its initial efforts to "chart new territory," the Commission was reluctant to provide too many options. Regulatory prudence might well have dictated adopting a more limited rule and considering more flexible proposals on a case-by-case basis. Second, it is significant that the reason given is one of logistics rather than substance. In fact, as discussed below, the logistical concern mentioned would not pertain to Applicants' proposal.

Rule 23c-3(b)(4) requires that notification of each repurchase offer be sent to common shareholders no less than 21 days and no more than 42 days before the repurchase request deadline. In order to prevent any overlap between

---

[~~15~~14] Investment Co. Act Rel. No. 18869 (July 28, 1992) (the "*Proposing Release*").

[~~16~~15] Investment Co. Act Rel. No. 19399 (April 7, 1993) (the "*Adopting Release*"). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To Applicants' knowledge, the Commission has taken no further action with respect to Rule 22e-3.

[~~17~~16] Protecting Investors at 439-40; Proposing Release at 27.

[~~18~~17] In the Matter of Oaktree Fund Advisors, LLC and Oaktree Diversified Income Fund Inc., Rel. No. IC- 35162 (March 22, 2024) (notice) and Rel. No. IC-35174 (April 19, 2024) (order) ("*Oaktree*"). In the Matter of Nuveen Enhanced Floating Rate Income Fund, et al., Rel. No. IC-35081 (December 22, 2023) (notice) and Rel. No. IC-35091 (January 17, 2024) (order) ("*Nuveen*"). In the Matter of Arca U.S. Treasury Fund and Arca Capital Management, LLC, Rel. No. IC-34935 (June 2, 2023) (notice) and Rel. No. IC-34952 (June 28, 2023) (order) ("*Arca*"). In the Matter of Voya Senior Income Fund, et al., Rel. No. IC-34609 (June 3, 2022) (notice) and Rel. No. IC-34640 (June 29, 2022) (order) (" *Voya* "); In the Matter of Lord Abbett Floating Rate High Income Fund, et al., Rel. No. IC-34308 (June 22, 2021) (notice) and Rel. No. IC-34336 (July 19, 2021) (order) ("*Lord Abbett*"). In the Matter of Aspiriant Defensive Allocation Fund, et. al., Rel. No. IC-33924 (July 10, 2020) (notice) and Rel. No. IC-33961 (July 31, 2020) (order) ("*Aspiriant*"). In the Matter of Weiss Strategic Interval Fund, et al., Rel. No. IC-33101 (May 21, 2018) (notice), Rel. No. IC-33124 (June 18, 2018) (order) ("*Weiss*"). In the Matter of Blackstone / GSO Floating Rate Enhanced Income Fund, et al., Rel. No. IC-32866 (Oct. 23, 2017) (notice), Rel. No. IC-32902 (Nov. 20, 2017) (order) ("*Blackstone*"). In the Matter of Van Kampen Asset Management, et al., Rel. No. IC-27317 (May 12, 2006) (notice), Rel. No. IC-27390 (June 7, 2006) (order) ("*Van Kampen*"). In the Matter of CypressTree Asset Management Corporation Inc., et al., Rel. No. IC-23020 (Feb. 4, 1998) (notice), Rel. No. IC-23055 (Mar. 3, 1998) (order) ("*CypressTree*"). In the Matter of ING Pilgrim Investments. LLC, et al., Rel. No. IC-25167 (Sep. 21, 2001) (notice), Rel. No. IC-25212 (Oct. 17, 2001) (order) ("*Pilgrim Investments*").

[~~19~~18] *See* Adopting Release at 28-29.

payment for a repurchase and notification of the next month's repurchase offer or resulting investor confusion, Applicants request an exemption from the notice provisions of Rule 23c-3(b)(4) to the extent necessary to permit the ~~Fund~~Funds (and any Future Fund) to send notification of an upcoming repurchase offer to common shareholders at least seven calendar days, but not more than fourteen calendar days, in advance of the repurchase request deadline. Because ~~the~~each Fund, upon commencing monthly repurchase offers, intends (and any Future Fund intends) to price on the repurchase request deadline, and pay by the fifth business day or seventh calendar day (whichever period is shorter) following the repurchase pricing date (and, in any event, no later than seven calendar days after the repurchase pricing date), this proposed timing will ensure that common shareholders have received payment in full for any repurchases before receiving notification of the next repurchase offer. The entire repurchase procedure will be completed before the next notification is sent out, thus avoiding any overlap. Applicants believe that these procedures will eliminate any possibility of investor confusion from monthly repurchases.

~~The~~Each Fund's prospectus will provide (and any Future Fund's prospectus will provide) a clear explanation of the repurchase program. Moreover, shareholders in ~~the~~a Fund and any Future Fund that seeks shareholder approval to adopt or change a fundamental policy to permit monthly repurchase offers will receive full disclosure in the proxy materials sent to obtain the requisite shareholder approval. Applicants expect that, before long, the monthly repurchase opportunity will become as routine in the shareholder's mind as daily redemptions, and that the significance of the notification will diminish. Thus, any remote possibility of investor confusion due to the proximity in time of the repurchase payment deadline to the sending of the next notification will be adequately dealt with by disclosure.

Finally, upon commencing monthly repurchase offers, ~~the~~each Fund's (and any Future Fund's) procedures will provide that the Fund's Board of Trustees (and any Future Fund's Board of Trustees) will be informed of the number of repurchase requests made in the previous repurchase offer—which repurchases will have been completed—at the time such fund's Board of Trustees determines the repurchase offer amount for the current month. This will enable ~~the~~a Fund's Board of Trustees (and any Future Fund's Board of Trustees) to take that information, as well as relevant liquidity reports from the portfolio manager, into account in setting the repurchase offer amount.

Applicants believe that monthly rather than quarterly repurchases offer many benefits and therefore would be in the public interest and in the common shareholders' interests and be consistent with the policies underlying Rule 23c-3. Rule 23c-3 currently permits periodic repurchase offers no more frequently than once every three months, but monthly repurchases would provide significant benefits to common shareholders because their investments will be more liquid than an investment in a fund conducting only quarterly repurchase offers. Investors also will be better able to manage their investments and plan transactions because they will know that, if they decide to forego a repurchase offer, they only need to wait one (rather than three) months for the next offer. Applicants believe the requested relief allowing monthly repurchases provides the public marketplace and the ~~Fund~~Funds' (and any Future Fund) common shareholders with more investment options. Finally, consistent with Section 23(c)(3), monthly repurchase offers will be made available to all common shareholders and thus, will not unfairly discriminate against any holders of the common shares to be purchased.

For all of these reasons, Applicants believe that the requested relief is "appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions" of the Act. Because ~~the~~each Fund will describe (and any Future Fund will describe) its repurchase policy fully in its prospectus and annual report, shareholders and potential investors will have available all information about the Fund (and any Future Fund) and its differences from a traditional open-end fund and traditional closed-end fund. Finally, because the requested Order will increase the investment alternatives available to investors, the requested Order is appropriate in the public interest. Because the monthly repurchase offers will be made available to all common shareholders and otherwise comply with the requirements of Rule 23c-3 (except as it relates to the imposition of early withdrawal fees), the repurchase offers will not be made in a manner or on a basis which unfairly discriminates against holders of the common shares to be purchased.

Applicants believe that there is precedent for the requested relief and that monthly repurchases are consistent with the policies underlying Rule 23c-3. The Commission has granted exemptive relief under Rule 23c-3 to permit other interval funds to make monthly repurchase offers under modified notice procedures.[~~20~~19] Under the Oaktree, Nuveen,

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[~~20~~19] *See* Oaktree *supra* at note 17; *See* Nuveen *supra* at note 17; *See* Weiss *supra* at note ~~18~~17, *See* Blackstone *supra* at note ~~18~~17, *See* Van Kampen *supra* at note ~~18~~17, *See* Pilgrim Investments *supra* at note ~~18~~17. *See also* CypressTree, *supra* at note ~~18~~17.

Weiss and Blackstone orders, closed-end funds operating as interval funds sought to make monthly repurchase offers of not less than 5% of their outstanding common shares but not more than 25% in any three month period pursuant to modified notice procedures under Rule 23c-3. Under the Van

Kampen order, a closed-end fund investing in senior secured floating rate loans sought to make monthly repurchase offers of not less than 5% of its outstanding common shares but not more than 25% in the trailing three month period pursuant to modified notice procedures under Rule 23c-3, and was granted relief that was similar to that which the Applicants seek here. Under the Pilgrim Investments order, a closed-end fund investing in senior secured floating rate loans sought to make monthly repurchase offers of not less than 5% of its outstanding common shares but not more than 25% in the aggregate in any one quarter pursuant to modified notice procedures under Rule 23c-3, and was granted relief that was similar to that which the Applicants seek here. Under the CypressTree order, another closed-end fund investing in senior secured floating rate loans sought to make monthly repurchase offers of not more than 10% of its outstanding common shares. Applicants submit that the requested relief is appropriate under the applicable statutory standards.

VI. APPLICANTS' CONDITIONS

Applicants agree that any order granting the requested relief will be subject to the following conditions:

a. ~~The~~Each Fund (and any Future Fund relying on this relief) will make a repurchase offer pursuant to Rule 23c-3(b) for a repurchase offer amount of not less than 5% in any one-month period. In addition, the repurchase offer amount for the then current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then current monthly period, will not exceed 25% of ~~the~~such Fund's (or Future Fund's, as applicable) outstanding common shares. ~~The~~Each Fund (and any Future Fund relying on this relief) may repurchase additional tendered common shares pursuant to Rule 23c-3(b)(5) only to the extent the percentage of additional common shares so repurchased does not exceed 2% in any three-month period.

b. Payment for repurchased common shares will occur at least five business days before notification of the next repurchase offer is sent to common shareholders of ~~the~~each Fund (or any Future Fund relying on this relief).

VII. CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary or appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and thus meet the standards of Section 6(c). Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that any purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class of securities to be purchased. Finally, Applicants submit that the relief requested is consistent with that previously provided by the Commission in the Oaktree, Nuveen, Weiss, Blackstone, Van Kampen, Pilgrim Investments and CypressTree orders.

Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the operating agreements of the Applicants, as applicable, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. The resolutions of ~~the~~each Fund's ~~Board of Trustees~~sole initial trustee are attached as Exhibit A and Exhibit B to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act, and the verifications required by Rule 0-2(d) under the Act, are attached as ~~Exhibits B~~Exhibit C to this Application, respectively. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the Act are attached as Exhibits ~~C and~~ D and E. Pursuant to Rule 0-2(f) under the Act, the ~~Applicant's~~Applicants' address is ~~333 West Wacker Drive, Chicago, Illinois 60606~~205 Yonge Street, Toronto, Ontario, Canada M5B 0C4 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

[Signature page follows.]

SIGNATURES

~~NUVEEN ENHANCED FLOATING RATE INCOME~~OPTIMIZE GROWTH EQUITY FUND

By: /s/ ~~Mark L. Winget~~Matthew J. McGrath
Name: ~~Mark L. Winget~~Matthew J. McGrath
Title: ~~Vice~~Trustee, President and ~~Secretary~~Principal Executive Officer
Dated: ~~December 6~~March 4, ~~2023~~2025

~~NUVEEN~~OPTIMIZE PREMIUM YIELD FUND ~~ADVISORS, LLC~~

By: /s/ ~~Mark L. Winget~~Matthew J. McGrath
Name: ~~Mark L. Winget~~Matthew J. McGrath
Title: ~~Vice~~Trustee, President and ~~Assistant Secretary~~Principal Executive Officer
Dated: ~~December 6~~March 4, ~~2023~~2025

~~NUVEEN ASSET~~OPTIMIZE WEALTH MANAGEMENT~~, LLC~~ INC.

By: /s/ ~~Mark L. Winget~~Matthew J. McGrath
Name: ~~Mark L. Winget~~Matthew J. McGrath
Title: ~~Vice~~ President, ~~Associate General Counsel and Assistant Secretary~~ and Chief Executive Officer
~~Dated: December 6, 2023~~

~~NUVEEN SECURITIES, LLC~~

~~By: /s/ Lucas A. Satre~~
~~Name: Lucas A. Satre~~
~~Title: Managing Director, Secretary and General Counsel~~
Dated: ~~December 6~~March 4, ~~2023~~2025

EXHIBIT A

Resolutions of the ~~Board of Trustees of~~
~~Nuveen Enhanced Floating Rate Income~~ Sole Initial Trustee of
Optimize Growth Equity Fund

RESOLVED, that the appropriate officers of the Fund be and they hereby are, and each of them acting individually hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission (the "SEC") on behalf of the Fund an application for an exemptive order pursuant to Sections 6(c) and 23(c)(3) under the 1940 Act to allow the Fund to conduct monthly repurchase offers, such application to be in form and substance satisfactory to counsel for the Fund, the execution and filing of any such application, or amendment to such application, to be conclusive evidence of its authorization hereby; and further

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized to prepare execute and file with the SEC any amendments to such exemptive application requested by the SEC or as they believe necessary or appropriate; and further

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized to take all such further action and to execute and deliver all such further instruments and documents, in the name of and on behalf of the Fund, on the advice and assistance of counsel, and to pay all such expenses as shall be necessary, proper, or advisable, in order to fully carry out the intent, and accomplish the purposes of, the foregoing; and further

RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized and directed, for and on the Fund's behalf, to take or cause to be taken, any and all action, to execute and deliver any and all certificates, instructions, requests, or other instruments, and to do any and all things that in their judgment, on the advice and assistance of counsel, as may be necessary or advisable to effect each of the resolutions adopted to carry out the purposes and intent thereof, and as may be necessary or advisable for the conduct of the Fund's business.

EXHIBIT B

~~VERIFICATION OF~~
~~NUVEEN ENHANCED FLOATING RATE INCOME FUND~~<u>Resolutions of the Sole Initial Trustee of Optimize Premium Yield Fund</u>

<u>RESOLVED, that the appropriate officers of the Fund be and they hereby are, and each of them acting individually hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission (the "SEC") on behalf of the Fund an application for an exemptive order pursuant to Sections 6(c) and 23(c)(3) under the 1940 Act to allow the Fund to conduct monthly repurchase offers, such application to be in form and substance satisfactory to counsel for the Fund, the execution and filing of any such application, or amendment to such application, to be conclusive evidence of its authorization hereby; and further</u>

<u>RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized to prepare execute and file with the SEC any amendments to such exemptive application requested by the SEC or as they believe necessary or appropriate; and further</u>

<u>RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized to take all such further action and to execute and deliver all such further instruments and documents, in the name of and on behalf of the Fund, on the advice and assistance of counsel, and to pay all such expenses as shall be necessary, proper, or advisable, in order to fully carry out the intent, and accomplish the purposes of, the foregoing; and further</u>

<u>RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized and directed, for and on the Fund's behalf, to take or cause to be taken, any and all action, to execute and deliver any and all certificates, instructions, requests, or other instruments, and to do any and all things that in their judgment, on the advice and assistance of counsel, as may be necessary or advisable to effect each of the resolutions adopted to carry out the purposes and intent thereof, and as may be necessary or advisable for the conduct of the Fund's business.</u>

~~The undersigned states that he has duly executed the attached Application dated December 6, 2023, for and on behalf of Nuveen Enhanced Floating Rate Income Fund in his capacity as Vice President and Secretary of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.~~

~~NUVEEN ENHANCED FLOATING RATE INCOME FUND~~

~~By: /s/ Mark L. Winget~~
~~Name: Mark L. Winget~~
~~Title: Vice President and Secretary~~
~~Dated: December 6, 2023~~

EXHIBIT C

VERIFICATION OF
~~NUVEEN~~OPTIMIZE GROWTH EQUITY FUND ~~ADVISORS, LLC~~

The undersigned states that he has duly executed the attached Application dated ~~December 6~~March 4, ~~2023~~2025, for and on behalf of ~~Nuveen~~Optimize Growth Equity Fund ~~Advisors, LLC~~ in his capacity as ~~Vice~~ President and ~~Assistant Secretary~~Principal Executive Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~NUVEEN~~OPTIMIZE GROWTH EQUITY FUND ~~ADVISORS, LLC~~

By: /s/ ~~Mark L. Winget~~Matthew J. McGrath
Name: ~~Mark L. Winget~~Matthew J. McGrath
Title: ~~Vice~~Trustee, President and ~~Assistant Secretary~~Principal Executive Officer
Dated: ~~December 6~~March 4, ~~2023~~2025


VERIFICATION OF
~~NUVEEN ASSET MANAGEMENT, LLC~~OPTIMIZE PREMIUM YIELD FUND


The undersigned states that he has duly executed the attached Application dated ~~December 6~~March 4, ~~2023~~2025, for and on behalf of ~~Nuveen Asset Management, LLC~~Optimize Premium Yield Fund in his capacity as ~~Vice~~ President~~, Associate General Counsel and Assistant Secretary~~ and Principal Executive Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~NUVEEN ASSET MANAGEMENT, LLC~~

OPTIMIZE PREMIUM YIELD FUND

By: /s/ ~~Mark L. Winget~~Matthew J. McGrath
Name: ~~Mark L. Winget~~Matthew J. McGrath
Title: ~~Vice~~Trustee, President~~, Associate General Counsel and Assistant Secretary~~ and Principal Executive Officer
Dated: ~~December 6~~March 4, ~~2023~~2025

VERIFICATION OF
~~NUVEEN SECURITIES, LLC~~OPTIMIZE WEALTH MANAGEMENT INC.

The undersigned states that he has duly executed the attached Application dated ~~December 6~~March 4, ~~2023~~2025, for and on behalf of ~~Nuveen Securities, LLC~~Optimize Wealth Management Inc. in his capacity as ~~Managing Director, Secretary and General Counsel~~President and Chief Executive Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~NUVEEN SECURITIES, LLC~~

OPTIMIZE WEALTH MANAGEMENT INC.

By: /s/ ~~Lucas A. Satre~~Matthew J. McGrath
Name: ~~Lucas A. Satre~~Matthew J. McGrath
Title: ~~Managing Director, Secretary and General Counsel~~President and Chief Executive Officer
Dated: ~~December 6~~March 4, ~~2023~~2025

EXHIBIT E

Second Marked Copy of the Application Showing Changes from the Final Versions of the Two Applications Identified as Substantially Identical under Rule 0-5(e)(3)

19

As filed with the U.S. Securities and Exchange Commission on March 4, 2025

File No. ~~812-15473~~[   ]

UNITED STATES OF AMERICA
BEFORE THE
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON~~Washington~~, D.C. 20549

~~FIRST AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTION~~**Application Pursuant to Sections** 6(c) ~~AND~~and 23(c)(3) ~~OF THE~~
~~INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER GRANTING CERTAIN~~
of the Investment Company Act of 1940
(the "Act") for an Order Granting Certain Exemptions from the Provisions of Rule ~~EXEMPTIONS FROM THE~~
~~PROVISIONS OF RULE~~ **23c-3** ~~THEREUNDER~~
thereunder

EXPEDITED REVIEW REQUESTED UNDER 17 CFR 270.0-5(d)

In the Matter of the Application of:

Optimize Growth Equity Fund
205 Yonge Street
Toronto, Ontario, Canada M5B 0C4

~~OAKTREE FUND ADVISORS, LLC~~

~~OAKTREE DIVERSIFIED INCOME FUND INC.~~

and

Optimize Premium Yield Fund
205 Yonge Street
Toronto, Ontario, Canada M5B 0C4

and

Optimize Wealth Management Inc.
205 Yonge Street
Toronto, Ontario, Canada M5B 0C4

Please send all communications, notices and orders regarding this Application to:

Matthew J. McGrath
President and Principal Executive Officer
205 Yonge Street
Toronto, Ontario, Canada M5B 0C4
matthew.j.mcgrath@optimize.ca

With copies to:

Brookfield Place
250 Vesey Street, 15th
Floor New York, New
York 10281-1023 (855)
777-8001

Copies to:

Gregory C. Davis, Esq.
Ropes & Gray LLP
Three Embarcadero Center
San Francisco, CA 94111
gregory.davis@ropesgray.com
Brian F. Hurley, Esq. Oaktree Diversified
Income Fund, Inc. Brookfield Place
250 Vesey Street, 15th Floor
New York, NY 10281-1023
(855) 777-8001

Chelsea M. Childs, Esq.
Ropes & Gray LLP
Three Embarcadero Center
San Francisco, CA 94111
Michael R. Rosella, Esq.
Thomas D. Peeney, Esq.
Paul Hastings LLP
200 Park Avenue
New York, NY 10166
(212) 318-
6000chelsea.childs@ropesgray.com

This Application (including Exhibits) contains 15 pages

As filed with the Securities and Exchange Commission on December 28, 2023

Page 1 of 59 sequentially numbered pages (including exhibits)

TABLE OF CONTENTS

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

In the Matter of: **OAKTREE FUND ADVISORS, LLC** **AND** **OAKTREE DIVERSIFIED INCOME FUND INC.** **File No. 812-15473**	**FIRST AMENDED AND RESTATED APPLICATION PURSUANT TO SECTIONS 6(c) AND 23(c)(3) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED, FOR AN ORDER GRANTING CERTAIN EXEMPTIONS FROM THE PROVISIONS OF RULE 23c-3 THEREUNDER**

File No. [ ]

I. THE PROPOSAL

Oaktree Diversified Income Fund Inc. (theEach of Optimize Growth Equity Fund and Optimize Premium Yield Fund (each a "*Fund*") is a Maryland corporationnewly organized on June 29, 2021, and isDelaware statutory trust that will be registered under the Investment Company Act of 1940, as amended (the "*Act*"), as a diversifiednon-diversified, closed-end management investment company that operatesand operated as an interval fund pursuant to Rule 23c-3 under the Act. The Fund is. Each Fund will be advised by Oaktree Fund Advisors, LLCOptimize Wealth Management Inc. (the "*Adviser*"), a Delaware limited liability company. Thesubject to approval by each Fund's Board of Trustees of an advisory agreement between such Fund and the Adviser. Each Fund and the Adviser are referred to herein as the "*Applicants*."

The Applicants hereby seek an order (the "*Order*") from the U.S. Securities and Exchange Commission (the "*Commission*" or the "*SEC*") pursuant to Sections 6(c) and 23(c)(3) of the Act for an exemption from certain provisions of Rule 23c-3 under the Act to permit theeach Fund to make repurchase offers to its common shareholders every month and to provide notification to its common shareholders of an upcoming repurchase offer no less than seven and no more than fourteen calendar days in advance of the repurchase request deadline.

Applicants request that the Order also apply to any registered closed-end management investment company that has been previously organized or that may be organized in the future for which the Adviser, or any entity controlling, controlled by, or under common control with the Adviser, or any successor in interest to any such entity,[1] acts as an investment adviser, and which operates as an interval fund pursuant to Rule 23c-3 under the Act (each a "*Future Fund*" and, together with theeach Fund, the "*Funds*"). Any of the Funds relying on this relief in the future will do so in compliance with the terms and conditions of this application (the "*Application*"). Applicants represent that each entity presently intending to rely on the requested relief is listed as an Applicant. Unless otherwise provided relief, theeach Fund will comply with all other provisions of Rule 23c-3. Terms as used in this Application that are defined in Rule 23c-3 have the same meaning as they are given in Rule 23c-3.

II. STATEMENT OF FACTS

A. Oaktree Diversified Income Fund Inc.Optimize Growth Equity Fund and Optimize Premium Yield Fund

TheEach Fund is a Maryland corporation that isnewly organized Delaware statutory trust that will be registered under the Act as a non-diversified, closed-end management investment company. The Fund is classified as a diversified investment company, as defined under section 5(b)(1) of the Act. The Fund's and operated as an interval fund pursuant to Rule 23c-3 under the Act. Each Fund's principal investment objective is to seek current income and attractive total return. The Fund seeks to achieve its investment objective by investing globally, including in emerging market countries, in high-conviction opportunities across the Adviser's performing credit platform of high yield bonds, senior

[1] A successor in interest is limited to an entity that results from reorganization into another jurisdiction or a change in the type of business organization.

~~loans, including covenant-lite loans, structured credit, emerging markets debt and convertibles, inclusive of public sector companies that trade on the public markets and private companies that do not have securities trading on the public markets. High-conviction opportunities are investment opportunities that fall within the Fund's investment strategy, which are identified by the Adviser based on its holistic, bottom-up proprietary research and credit analysis, including analysis of fundamental, valuation, technical and other market factors.~~maximize long-term total return. Common shares of ~~the~~each Fund ~~are~~will be offered weekly on a continuous basis at net asset value per share plus the applicable sales load, if any, and ~~are~~will not be offered or traded in the secondary market ~~and are not~~nor listed on any exchange or quoted on any quotation medium. Neither Fund has commenced investment operations or offered its shares to the public as of the date of this Application. If the Funds receive the requested Order, it is anticipated that each Fund will commence investment operations and a public offering of its shares in the first half of 2025.

~~The~~Each Fund ~~operates~~will be operated as an interval fund pursuant to Rule 23c-3 under the Act and ~~offers~~may offer its shareholders an exchange feature under which the shareholders of the Fund may, in connection with the Fund's periodic repurchase offers, exchange their shares of the Fund for shares of the same class of (i) registered open-end investment companies or (ii) other registered closed-end investment companies that comply with Rule 23c-3 under the Act and continuously offer their shares at net asset value, that are in the Fund's group of investment companies (collectively, the "*Other Funds*"). Shares of any of the Funds operating pursuant to Rule 23c-3 that are exchanged for shares of Other Funds will be included as part of the repurchase offer amount for such Fund as specified in Rule 23c-3 under the Act. Any exchange option will comply with Rule 11a-3 under the Act, as if ~~the~~such Fund were an open-end investment company subject to Rule 11a-3. In complying with Rule 11a-3 under the Act, ~~the~~each Fund will treat an early withdrawal charge as if it were a contingent deferred sales load ("*CDSL*").[2]

As further discussed below, ~~the~~each Fund seeks an Order to make offers to repurchase a portion of its common shares at one-month intervals, rather than the "periodic intervals" (three, six~~,~~ or twelve months) specified by Rule 23c-3, and to notify common shareholders seven to fourteen calendar days in advance of the repurchase request deadlines, rather than the "no less than twenty-one and no more than forty-two days before each repurchase request deadline" specified by Rule 23c-3. In connection with making monthly repurchases with modified notice provisions, ~~the~~each Fund will be subject to conditions (as described herein) such that the aggregate percentage of common shares subject to repurchase in any three-month period will not exceed 25% of ~~the~~such Fund's outstanding common shares and payment for such common shares will occur at least five business days before notification of the next repurchase offer.

~~The~~Each Fund's Board of ~~Directors (the "*Board*") has adopted~~Trustees will adopt a fundamental policy ~~of making quarterly~~regarding its repurchase offers. ~~To~~If the ~~extent the Fund receives~~Funds receive the requested Order, ~~the~~it is anticipated that each Fund's Board ~~may, in the future,~~of Trustees will determine to adopt a fundamental policy of making monthly repurchase offers. Prior to relying on the requested Order, ~~the~~each Fund will also obtain the approval of ~~a majority of the Fund's outstanding voting securities~~its sole initial shareholder to adopt a fundamental policy to permit monthly repurchase offers.[3] If ~~the~~a Fund relies on the requested Order, the Fund will disclose in its prospectus and annual reports its fundamental policy to make monthly offers to repurchase a portion of its common shares at net asset value, less deduction of a repurchase fee, if any, as permitted by Rule 23c-3(b)(1), and if applicable, the imposition of early withdrawal charges as permitted pursuant to ~~the~~a Multi-Class Order (as defined below). ~~The~~Each Fund's fundamental policies with respect to repurchase offers, including the periodic repurchase offer interval, will be changeable by majority vote of the holders of ~~the~~such Fund's outstanding voting securities. Monthly repurchase offers shall be for an amount not less than 5% nor more than 25% of the common shares outstanding during any three month period in accordance with any exemptive relief granted by the Commission.[4] ~~The~~Each Fund's fundamental policies will also specify the means to determine the dates of the repurchase request deadlines and the maximum

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[2] A CDSL, assessed by an open-end fund pursuant to Rule 6c-10 of the Act, is a distribution related charge payable to the distributor. Pursuant to the requested order, the early withdrawal charge will likewise be a distribution-related charge payable to the distributor as distinguished from a repurchase fee which is payable to a Fund to reimburse a Fund for costs incurred in liquidating securities in the Fund's portfolio.

[3] In the case of a Future Fund that has not yet offered its shares to the public, the Future Fund will obtain the approval of its sole initial shareholder to adopt a fundamental policy to permit monthly repurchase offers. In the case of a Future Fund that seeks to adopt a fundamental policy of making monthly repurchase offers after selling shares to the public, the Future Fund will obtain the approval of a majority of the Fund's outstanding voting securities to the adoption of such policy.

[4] Applicants agree that, as a condition to the relief requested in this Application, the repurchase offer amount for the then-current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then current monthly period, will not exceed 25% of its outstanding common shares, subject to any additional tendered common shares repurchased pursuant to Rule 23c-3(b)(5). The Fund may repurchase additional tendered common shares pursuant to Rule 23c-3(b)(5) only to the extent the percentage of additional common shares so repurchased does not exceed 2% in any three-month period.

number of days between each repurchase request deadline and the repurchase pricing date as required by Rule 23c-3(b)(2)(i)(C) and (D) and in accordance with Rule 23c-3(a)(5).[5] ~~The~~Each Fund's repurchase pricing date normally will be the same date as the repurchase request deadline and pricing will be determined after the close of business on that date.

~~The~~Each Fund ~~has two classes~~intends to offer one class of common shares upon commencement of operations: Class ~~D~~OWM common shares ("*Class ~~D Shares~~*"~~) and Class T common shares ("*Class T Shares*"). Currently, the Fund is only offering Class D Shares. The Fund is relying~~*OWM Shares*"). Each Fund may in the future apply for, and seek to rely on~~,~~ an exemptive order ("*Multi-Class Order*") from the SEC that permits the Fund to issue multiple classes of shares and to impose asset-based distribution fees and early-withdrawal fees.[6]~~From~~ If the Funds receive a Multi-Class Order, then from time to time ~~the~~, each Fund may create additional classes of shares, the terms of which may differ from ~~the~~a Fund's Class ~~D and Class T~~OWM Shares in the following respects: (i) the amount of fees permitted by a distribution and service plan as to such class; (ii) voting rights with respect to a distribution and service plan as to such class; (iii) different class designations; (iv) the impact of any class expenses directly attributable to a particular class of shares allocated on a class basis as described in the Multi-Class Order; (v) differences in any dividends and net asset values per share resulting from differences in fees under a distribution and service plan or in class expenses; (vi) any early withdrawal charge or other sales load structure; (vii) all shares will be offered to the public at net asset value plus any applicable sales charge; and (viii) any exchange or conversion features, in each case, as permitted under the Act.

B.   ~~Oaktree Fund Advisors, LLC~~Optimize Wealth Management Inc.

The Adviser is a ~~Delaware limited liability company~~corporation organized under the laws of the state of Delaware. The Adviser ~~serves~~intends to serve as investment adviser to ~~the~~each Fund~~. The~~, subject to approval by each Fund's Board of Trustees of an investment management agreement between such Fund and the Adviser. The Adviser is registered with the Commission as an investment adviser under the Investment Advisers Act of 1940, as amended (the "*Advisers Act*").

The Adviser ~~provides~~will provide services to ~~the~~each Fund pursuant to an investment management agreement ~~(the "*Advisory Agreement*")~~ between ~~the~~each Fund and the Adviser. ~~Pursuant to the Advisory Agreement~~Under the investment management agreement, subject to the supervision and direction of each Fund's Board of Trustees, the Adviser ~~is responsible~~will have overall responsibility for the management of ~~the Fund's portfolio, including determining which securities are to be purchased and sold by the Fund and which broker-dealers are eligible to execute the Fund's portfolio transactions.~~each Fund. The Adviser will oversee all investment advisory and portfolio management services and assists in managing and supervising all aspects of the general day-to-day business activities and operations of each Fund, including custodial, transfer agency, dividend disbursing, accounting, auditing, compliance and related services.

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[5] A Future Fund that relies on the exemptive relief requested hereby will have fundamental investment policies in compliance with Rule 23c-3(b)(2)(i), as modified by the requested Order, which will include the date of repurchase request deadlines or the means of determining the repurchase request deadlines and the maximum number of days between each repurchase request deadline and the next repurchase pricing date (as required by Rule 23c-3(b)(2)(i)(C) and (D) and in accordance with Rule 23c-3(a)(5)). A Future Fund's repurchase pricing date normally will be the same date as the repurchase request deadline and pricing will be determined after close of business on that date. A Future Fund will disclose in its prospectus and annual reports its fundamental policy to make monthly offers to repurchase a portion of its common shares at net asset value, less deduction of a repurchase fee, if any, as permitted by Rule 23c-3(b)(1). A Future Fund's fundamental policies with respect to repurchase offers, including the periodic offer interval, will be changeable only by majority vote of the holders of such Future Fund's outstanding voting securities. Under a Future Fund's fundamental policy, the repurchase offer amount will be determined by such Future Fund's ~~board of directors~~Board of Trustees prior to each repurchase offer and will not be less than 5% of its outstanding common shares on the repurchase request deadline. Applicants agree that, as a condition to the relief requested in this ~~application~~Application, the repurchase offer amount for the then current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then-current monthly period, will not exceed 25% of its outstanding common shares, subject to any additional tendered common shares repurchased pursuant to Rule 23c~~-3~~-3(b)(5). A Future Fund may repurchase additional tendered common shares pursuant to Rule 23c-3(b)(5) only to the extent the percentage of additional common shares so repurchased does not exceed 2% in any three-month period.

[6] ~~In the Matter of Oaktree Fund Advisors, LLC, *et al.*, Rel. No. IC-34436 (Dec. 10, 2021) (notice), Rel. No. IC-34464 (Jan. 5, 2022) (order).~~

C.   Other Requirements for a Rule 23c-3 Fund

Rule 23c-3(b)(4) requires that common shareholders be provided with notification of each quarterly repurchase offer no less than twenty-one and no more than forty-two days before each repurchase request deadline. If the relief requested herein is obtained, however, ~~the~~each Fund, upon commencing monthly repurchase offers, will provide (and any Future Fund will provide) common shareholders with notification of each monthly repurchase offer no less than seven and no more than fourteen days before each repurchase request deadline. ~~The~~A Fund's notification will include (and any Future Fund's notification will include), all information required by Rule 23c-3(b)(4)(i). Applicants agree that, as a condition of the relief requested in this ~~application, the~~Application, each Fund, upon commencing monthly repurchase offers, will make (and any Future Fund will make) payment for common shares repurchased in the previous month's repurchase offer at least five business days before sending notification of the next repurchase offer. ~~The~~Each Fund, upon commencing monthly repurchase offers, will file (and any Future Fund will file), copies of the notification with the Commission, together with Form N-23c-3, within three business days after sending the notification to common shareholders as required by Rule 23c-3(b)(4)(ii).

Pursuant to Rule 23c-3(b)(1), ~~the~~each Fund, upon commencing monthly repurchase offers, will repurchase (and any Future Fund will repurchase), common shares for cash at the net asset value determined on the repurchase pricing date and will pay the holders on or before the "repurchase payment deadline,"~~7~~6 which will be no later than seven calendar days after the "repurchase pricing date," unless the offer is suspended or postponed as provided in Rule 23c-3(b)(3). Upon commencing monthly repurchase offers, ~~the~~each Fund intends to make payment by the fifth business day or seventh calendar day (whichever period is shorter) following the repurchase pricing date. ~~The Fund~~Each of the Funds and a Future Fund may deduct a repurchase fee in an amount not to exceed 2% from the repurchase proceeds payable to tendering common shareholders, in compliance with Rule 23c-3(b)(1), and then only to the extent such repurchase fee is reasonably intended to compensate ~~the~~a Fund (and any Future Fund) for expenses directly related to the repurchase. Such a fee would be in addition to the early withdrawal charges ~~the~~a Fund (or any Future Fund relying on the Multi-Class Order or similar relief) may charge pursuant to the Multi-Class Order or similar relief. ~~The~~Each Fund, upon commencing monthly repurchase offers, will not condition (and any Future Fund will not condition), a repurchase offer upon tender of any minimum amount of common shares. ~~The~~Each Fund, upon commencing monthly repurchase offers, will comply (and any Future Fund will comply), with the pro ration and other allocation requirements applicable if common shareholders tender more than the repurchase offer amount in accordance with Rule 23c-3(b)(5). ~~The~~Each Fund, upon commencing monthly repurchase offers, will permit (and any Future Fund will permit), tenders to be withdrawn or modified at any time until the repurchase request deadline, but will not permit tenders to be withdrawn or modified thereafter in accordance with Rule 23c-3(b)(6). ~~The~~Each Fund, upon commencing monthly repurchase offers, will compute (and any Future Fund will compute), the net asset value for its common shares in accordance with Rule 23c-3(b)(7). ~~The~~Each Fund (and any Future Fund) will not suspend or postpone a repurchase offer except pursuant to the vote of a majority of its ~~directors~~trustees, including a majority of its Disinterested ~~Directors~~Trustees (as defined below), and only under the limited circumstances specified by Rule 23c-3(b)(3)(i). At least a majority of the ~~directors of the~~trustees of a Fund will be (and at least a majority of ~~directors~~trustees of any Future Fund will be) persons who are not interested persons of ~~the~~such Fund (or a Future Fund, as applicable) within the meaning of Section 2(a)(19) of the Act ("*Disinterested ~~Directors~~Trustees*"), and the selection or nomination of those ~~directors~~trustees is, in the case of ~~the~~a Fund, or will be, in the case of any Future Fund, committed to the discretion of the Disinterested ~~Directors~~Trustees in accordance with Rule 23c-3(b)(8)(i). ~~The~~Each Fund (and any Future Fund) will comply with Rule 23c-3(b)(8)'s requirements with respect to its Disinterested ~~Directors~~Trustees and their legal counsel. Any senior security issued by ~~the~~a Fund (and any Future Fund) or other indebtedness of the Fund (and any Future Fund) will either mature by the next repurchase pricing date or provide for the Fund's (or Future Fund's, as applicable) ability to call, repay ~~or~~of redeem such senior security or other indebtedness by the repurchase pricing date, either in 'whole or in part without penalty or premium, as necessary to permit ~~the~~a Fund (or Future Fund, as applicable) to complete the repurchase offer in such amounts, as the ~~directors~~trustees have determined, in compliance with the asset coverage requirements of Section 18 of the Act and in accordance with Rule 23c-3(b)(9).

In accordance with Rule 23c-3(b)(10), from the time ~~the~~a Fund (or any Future Fund) sends its notification to common shareholders of the repurchase offer, which shall be sent in compliance with the requirements of Rule 23c-3(b)(4) as modified by the requested Order, until the repurchase pricing date, a percentage of such fund's assets equal to at least 100% of the repurchase offer amount will consist of: (1) assets that can be sold or disposed of in the ordinary course

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~~7~~   6 Rule 23c-3(a)(4).

of business at approximately the price at which such fund has valued such investment, within a period equal to the period between the repurchase request deadline and the repurchase payment deadline, or (2) assets that mature by the next repurchase payment deadline; and in the event ~~the~~a Fund's (or any Future Fund's) assets fail to comply with this requirement, the Board of Trustees of such fund will cause such fund to take such action as it deems appropriate to ensure compliance. ~~The~~Each Fund's Board of Trustees will adopt (and any Future Fund's ~~board of directors~~Board of Trustees will adopt) written procedures reasonably designed, taking into account current market conditions and such fund's investment objectives, to ensure that such fund's portfolio assets are sufficiently liquid so that ~~the~~each Fund (and any Future Fund, as applicable) can comply with its fundamental policy on repurchases and with the liquidity requirements described above. ~~The~~Each Fund's Board of Trustees (and any Future Fund's ~~board~~Board of ~~directors~~Trustees) will review the overall composition of the portfolio and make and approve such changes to the procedures as it deems necessary. Applicants believe ~~the~~each Fund's portfolio can be (and any Future Fund's portfolio will be) managed to provide ample liquidity for its proposed monthly repurchase offers in accordance with the requirements of Rule 23c-3(b)(10).

~~The~~Each Fund and any underwriter for ~~the~~each Fund will (and any Future Fund and any respective underwriter for such fund will) comply as if the Fund (and any Future Fund, as applicable) was an open-end investment company, with the provisions of Section 24(b) of the Act and the rules thereunder with respect to any advertisement, pamphlet, circular, form letter, or other sales literature addressed to, of intended for distribution to, prospective investors in accordance with Rule 23c-3(b)(11).

III. EXEMPTIONS REQUESTED

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase any securities of any class of which it is the issuer except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors in order to insure that such purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class or classes of securities to be purchased. Repurchase offers made pursuant to the exception which permits closed-end funds to make repurchases pursuant to tender offers are considered issuer tender offers and thus, absent further relief, must comply with the requirements of the tender offer rules under the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), including Rules 13e-4 and 14e-1.

The Commission also may exempt closed-end issuer repurchases from the prohibitions in Section 23(c) pursuant to Section 23(c)(3). Rule 23c-3 provides such an exemption as it permits a registered closed-end investment company to make repurchase offers for its common stock at net asset value at periodic intervals pursuant to a fundamental policy of the investment company. "Periodic interval" is defined in Rule 23c-3(a)(1) as an interval of three, six or twelve months. Rule 23c-3(b)(4) requires that notification of each repurchase offer be sent to common shareholders no less than 21 calendar days and no more than 42 calendar days before the repurchase request deadline. Rule 23c-3(a)(3) provides that a repurchase offer amount may be between 5% and 25% of the common stock outstanding on the repurchase request deadline. At the time the Commission adopted Rule 23c-3, corresponding amendments to Rules 10b-6[~~8~~7] and 13e-4 of the Exchange Act and Regulation 14E of the Exchange Act were also adopted, exempting repurchase offers pursuant to Rule 23c-3 from most of the provisions of those rules.[~~9~~8]

Applicants request an order pursuant to Sections 6(c) and 23(c) of the Act exempting them from the definition of "periodic interval" under Rule 23c-3(a)(1) that would permit ~~the~~each Fund (and any Future Fund) to rely on the relief provided by Rule 23c-3 while making repurchase offers on a monthly basis. Applicants also request an exemption from the notice provisions of Rule 23c-3(b)(4) to permit ~~the~~each Fund (and any Future Fund) to send notification of

~~8~~ [7] Rule 102(b)(2) of Regulation M continues this exception.

~~9~~ [8] Subsequently, the Commission also added paragraph (a)(1)(xi) to Rule 415 under the Securities Act of 1933, as amended (the "*Securities Act*"), in order to permit closed-end funds relying on Rule 23c-3 to make continuous or delayed offerings.

an upcoming repurchase offer to common shareholders at least seven but no more than fourteen calendar days in advance of the repurchase request deadline.~~[10]~~[9]

IV. COMMISSION AUTHORITY

Pursuant to Section 6(c) of the Act, the Commission may, by order on application, conditionally or unconditionally, exempt any person, security or transaction, or any class or classes of persons, securities or transactions from any provision or provisions of the Act or from any rule or regulation under the Act, if and to the extent that the exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Section 23(c) of the Act provides, in relevant part, that no registered closed-end investment company shall purchase securities of which it is the issuer, except: (a) on a securities exchange or other open market; (b) pursuant to tenders, after reasonable opportunity to submit tenders given to all holders of securities of the class to be purchased; or (c) under such other circumstances as the Commission may permit by rules and regulations or orders for the protection of investors.

Section 23(c)(3) of the Act provides that the Commission may issue an order that would permit a closed-end investment company to repurchase its shares in circumstances in which the repurchase is made in a manner or on a basis that does not unfairly discriminate against any holders of the class or classes of securities to be purchased.

V. DISCUSSION

A. Background

In its 1992 study entitled Protecting Investors: A Half Century of Investment Company Regulation *("Protecting Investors"),* the Commission's Division of Investment Management (the "*Division*") recognized that the Act imposes a rigid classification system that dictates many important regulatory consequences.~~[11]~~[10] For example, the characterization of a management company as "open-end" or "closed-end" has historically been crucial to the determination of the degree of liquidity ~~the~~a fund's shareholders will have, and thus the liquidity required of ~~the~~a fund's investments.

Furthermore, except as noted below, there has been no middle ground between the two extremes. Open-end funds have offered complete liquidity to their shareholders and thus required ~~a high degree of~~virtually complete liquidity of the underlying ~~investment portfolio~~investments, while closed-end funds have been subject to requirements that in fact restrict the liquidity they are permitted to offer their investors. Under this dual system of regulation, neither form has provided the best vehicle for offering portfolios that have substantial, but not complete, liquidity. In Protecting Investors, the Division determined that, given the changes in the securities market since 1940—in particular the emergence of semi-liquid investment opportunities—it was appropriate to re-examine the classification system and its regulatory requirements~~ and that it would be appropriate to provide the opportunity for investment companies to "chart new territory" between the two extremes of the open-end and the closed-end forms, consistent with investor protection.[12]~~.[11]

The one exception to the liquid/illiquid dichotomy has been the so called "prime-rate funds." These funds, first introduced in 1988, invest primarily in loans and provide shareholders liquidity through periodic tender offers or, more recently, periodic repurchases under Rule 23c-3.

Protecting Investors recognized that the rigidity of the Act's classification system had become a limitation on sponsors' ability to offer innovative products that would take advantage of the vast array of semi-liquid portfolio securities currently existing. The report also noted the pioneering efforts of the prime rate funds and the market success

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~~10~~ [9] Based on the requested relief ~~the~~each Fund (or any Future Fund) will be able to rely on the exemptions provided under Exchange Act and Securities Act rules for repurchase offers made in accordance with Rule 23c-3.

~~11~~ [10] SEC Staff Report, Protecting Investors: A Half Century of Investment Company Regulation (May 1992) at 421.

~~12 *Id.* at 424.~~

[11] *Id.* at 424.

they had experienced.~~13~~12 The report thus concluded that it would be appropriate to provide the opportunity for investment companies to "chart new territory" between the two extremes of the open-end and closed-end forms, consistent with the goals of investor protection.~~14~~13 The Division thus recommended giving the industry the ability to employ new redemption and repurchasing procedures, subject to Commission rulemaking and oversight.

In accordance with this recommendation, and shortly after Protecting Investors was published, the Commission proposed for comment a new rule designed to assist the industry in this endeavor.~~15~~14 The Commission proposed Rule 23c-3, which began from the closed-end, illiquid perspective under Section 23(c), and provided flexibility to increase shareholder liquidity through periodic repurchase offers under simplified procedures. Rule 23c-3 was adopted in April 1993.~~16~~15

The prime rate funds were cited in both *Protecting Investors* and the Proposing Release as the prototype for the interval concept.~~17~~16 Nonetheless, while the prime rate funds broke the path for innovation in this area, developments since the origin of these funds make further innovation appropriate. Precedent exists for the granting of exemptive relief to permit funds other than "prime rate" interval funds to engage in repurchases on a monthly basis.~~18~~17

B.   Monthly Repurchases

Applicants request an order pursuant to Sections 6(c) and 23(c) of the Act exempting them from Rule 23c-3(a)(1) solely to the extent necessary to permit the ~~Fund~~Funds (and any Future Fund) to make monthly repurchase offers. Applicants also request an exemption from the notice provisions of Rule 23c-3(b)(4) solely to the extent necessary to permit the ~~Fund~~Funds (and any Future Fund) to send notification of an upcoming repurchase offer to shareholders at least seven days but not more than fourteen days in advance of the repurchase request deadline. In Applicants' view, this modification would enhance, rather than diminish, the investor benefits provided by Rule 23c-3 and is consistent with the public interest and investor protection. As long as ~~the~~a Fund (and any Future Fund), as supervised by its Board of Trustees, can make monthly repurchase offers pursuant to the modified notification requirements requested herein and otherwise comply with the remainder of Rule 23c-3, including its requirements with respect to liquidity— and Applicants believe the ~~Fund~~Funds (and any Future Fund) will be able to do so—there is no public interest nor investor protection concern that justifies prohibiting monthly repurchase offers.

In the rulemaking proceeding in which Rule 23c-3 was adopted, certain commenters requested that a provision for monthly repurchases be incorporated in the final Rule. At the time of adoption, the Commission declined to do so. The Commission was concerned that shorter repurchase intervals would not be compatible with the notification

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~~13~~   12 *Id*. at 439-40.

~~14~~   13 *Id*. at 424.

~~15~~   14 Investment Co. Act Rel. No. 18869 (July 28, 1992) (the "*Proposing Release*").

~~16~~   15 Investment Co. Act Rel. No. 19399 (April 7, 1993) (the "*Adopting Release*"). The Commission also had proposed Rule 22e-3, which began from the open-end, complete liquidity perspective under Section 22 of the Act, and permitted periodic or delayed, rather than constant liquidity. The Commission neither adopted nor withdrew proposed Rule 22e-3. To ~~the~~ Applicants' knowledge, the Commission has taken no further action with respect to Rule 22e-3.

~~17~~   16 Protecting Investors at 439-40; Proposing Release at 27.

~~18~~   17 In the Matter of Oaktree Fund Advisors, LLC and Oaktree Diversified Income Fund Inc., Rel. No. IC- 35162 (March 22, 2024) (notice) and Rel. No. IC-35174 (April 19, 2024) (order) ("*Oaktree*"). In the Matter of Nuveen Enhanced Floating Rate Income Fund, et al., Rel. No. IC-35081 (December 22, 2023) (notice) and Rel. No. IC-35091 (January 17, 2024) (order) ("*Nuveen*"). In the Matter of Arca U.S. Treasury Fund and Arca Capital Management, LLC, Rel. No. IC-34935 (June 2, 2023) (notice) and Rel. No. IC-34952 (June 28, 2023) (order) ("*Arca*"). In the Matter of Voya Senior Income Fund, et al., Rel. No. IC-34609 (June 3, 2022) (notice)~~,~~ and Rel. No. IC-34640 (June 29, 2022) (order) ("*Voya*")~~.;~~ In the Matter of Lord Abbett Floating Rate High Income Fund, et al., Rel. No. IC-34308 (June 22, 2021) (notice)~~,~~ and Rel. No. IC-34336 (July 19, 2021) (order) ("*Lord Abbett*"). In the Matter of ~~Arca U.S. Treasury~~Aspiriant Defensive Allocation Fund, et. al., Rel. No. IC-~~34026 (Sep. 24~~33924 (July 10, 2020) (notice)~~,~~ and Rel. No. IC-~~34055 (Oct. 20~~33961 (July 31, 2020) (order) ("~~Arca~~*Aspiriant*"). In the Matter of Weiss Strategic Interval Fund, et al., Rel. No. IC-33101 (May 21, 2018) (notice), Rel. No. IC-33124 (June 18, 2018) (order) ("*Weiss*"). In the Matter of Blackstone / GSO Floating Rate Enhanced Income Fund, et al., Rel. No. IC-32866 (Oct. 23, 2017) (notice), Rel. No. IC-32902 (Nov. 20, 2017) (order) ("*Blackstone*"). In the Matter of Van Kampen Asset Management, et al., Rel. No. IC-27317 (May 12, 2006) (notice), Rel. No. IC-27390 (June 7, 2006) (order) ("*Van Kampen*"). In the Matter of ~~ING Pilgrim Investments. LLC, *et al*., Rel. No. IC-25167 (Sep. 21, 2001) (notice), Rel. No. IC-25212 (Oct. 17, 2001) (order) ("Pilgrim Investments"). In the Matter of~~ CypressTree Asset Management Corporation Inc., et al., Rel. No. IC-23020 (Feb. 4, 1998) (notice), Rel. No. IC-23055 (Mar. 3, 1998) (order) ("*CypressTree*"). In the Matter of ING Pilgrim Investments. LLC, et al., Rel. No. IC-25167 (Sep. 21, 2001) (notice), Rel. No. IC-25212 (Oct. 17, 2001) (order) ("*Pilgrim Investments*").

requirement in paragraph (b)(4) of the Rule because a fund would need to send out a notification for a repurchase offer before it had completed the previous offer.[~~19~~18] Applicants believe that this concern should not deter the Commission from granting the relief requested in this case. First, it is understandable that, in its initial efforts to "chart new territory," the Commission was reluctant to provide too many options. Regulatory prudence might well have dictated adopting a more limited rule and considering more flexible proposals on a case-by-case basis. Second, it is significant that the reason given is one of logistics rather than substance. In fact, as discussed below, the logistical concern mentioned would not pertain to Applicants' proposal.

Rule 23c-3(b)(4) requires that notification of each repurchase offer be sent to common shareholders no less than 21 days and no more than 42 days before the repurchase request deadline. In order to prevent any overlap between payment for a repurchase and notification of the next month's repurchase offer or resulting investor confusion, Applicants request an exemption from the notice provisions of Rule 23c-3(b)(4) to the extent necessary to permit the ~~Fund~~Funds (and any Future Fund) to send notification of an upcoming repurchase offer to common shareholders at least seven calendar days, but not more than fourteen calendar days, in advance of the repurchase request deadline. Because ~~the~~each Fund, upon commencing monthly repurchase offers, intends (and any Future Fund intends) to price on the repurchase request deadline, and pay by the fifth business day or seventh calendar day (whichever period is shorter) following the repurchase pricing date (and, in any event, no later than seven calendar days after the repurchase pricing date), this proposed timing will ensure that common shareholders have received payment in full for any repurchases before receiving notification of the next repurchase offer. The entire repurchase procedure will be completed before the next notification is sent out, thus avoiding any overlap. Applicants believe that these procedures will eliminate any possibility of investor confusion from monthly repurchases.

~~The~~Each Fund's prospectus will provide (and any Future Fund's prospectus will provide) a clear explanation of the repurchase program. Moreover, shareholders in ~~the~~a Fund and any Future Fund that seeks shareholder approval to adopt or change a fundamental policy to permit monthly repurchase offers will receive full disclosure in the proxy materials sent to obtain the requisite shareholder approval. Applicants expect that, before long, the monthly repurchase opportunity will become as routine in the shareholder's mind as daily redemptions, and that the significance of the notification will diminish. Thus, any remote possibility of investor confusion due to the proximity in time of the repurchase payment deadline to the sending of the next notification will be adequately dealt with by disclosure.

Finally, upon commencing monthly repurchase offers, ~~the~~each Fund's (and any Future Fund's) procedures will provide that the Fund's Board of Trustees (and any Future Fund's ~~board~~Board of ~~directors~~Trustees) will be informed of the number of repurchase requests made in the previous repurchase offer——which repurchases will have been completed——at the time such fund's ~~board of directors~~Board of Trustees determines the repurchase offer amount for the current month. This will enable ~~the~~a Fund's Board of Trustees (and any Future Fund's ~~board~~Board of ~~directors~~Trustees) to take that information, as well as relevant liquidity reports from the portfolio manager, into account in setting the repurchase offer amount.

Applicants believe that monthly rather than quarterly repurchases offer many benefits and therefore would be in the public interest and in the common shareholders' interests and be consistent with the policies underlying Rule 23c-3. Rule 23c-3 currently permits periodic repurchase offers no more frequently than once every three months, but monthly repurchases would provide significant benefits to common shareholders because their investments will be more liquid than an investment in a fund conducting only quarterly repurchase offers. Investors also will be better able to manage their investments and plan transactions because they will know that, if they decide to forego a repurchase offer, they only need to wait one (rather than three) months for the next offer. Applicants believe the requested relief allowing monthly repurchases provides the public marketplace and the ~~Fund~~Funds' (and any Future Fund) common shareholders with more investment options. Finally, consistent with Section 23(c)(3), monthly repurchase offers will be made available to all common shareholders and thus, will not unfairly discriminate against any holders of the common shares to be purchased.

For all of these reasons, Applicants believe that the requested relief is "appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions" of the Act. Because ~~the~~each Fund will describe (and any Future Fund will describe) its repurchase policy fully in its prospectus and annual report, shareholders and potential investors will have available all information about the Fund (and any Future Fund)

[~~19~~] [18] *See* Adopting Release at 28-29.

and its differences from a traditional open-end fund and traditional closed-end fund. Finally, because the requested Order will increase the investment alternatives available to investors, the requested Order is appropriate in the public interest. Because the monthly repurchase offers will be made available to all common shareholders and otherwise comply with the requirements of Rule 23c-3 (except as it relates to the imposition of early withdrawal fees), the repurchase offers will not be made in a manner or on a basis which unfairly discriminates against holders of the common shares to be purchased.

Applicants believe that there is precedent for the requested relief and that monthly repurchases are consistent with the policies underlying Rule 23c-3. The Commission has granted exemptive relief under Rule 23c-3 to permit other interval funds to make monthly repurchase offers under modified notice procedures.[~~20~~19] Under the ~~Voya, Lord Abbett, Arca~~Oaktree, Nuveen, Weiss and Blackstone orders, closed-end funds operating as interval funds sought to make monthly repurchase offers of not less than 5% of their outstanding common shares but not more than 25% in any three month period pursuant to modified notice procedures under Rule 23c-3. Under the Van Kampen order, a closed-end fund investing in senior secured floating rate loans sought to make monthly repurchase offers of not less than 5% of its outstanding common shares but not more than 25% in the trailing three month period pursuant to modified notice procedures under Rule 23c-3, and was granted relief that was similar to that which the Applicants seek here. Under the Pilgrim Investments order, a closed-end fund investing in senior secured floating rate loans sought to make monthly repurchase offers of not less than 5% of its outstanding common shares but not more than 25% in the aggregate in any one quarter pursuant to modified notice procedures under Rule 23c-3, and was granted relief that was similar to that which the Applicants seek here. Under the CypressTree order, another closed-end fund investing in senior secured floating rate loans sought to make monthly repurchase offers of not more than 10% of its outstanding common shares. Applicants submit that the requested relief is appropriate under the applicable statutory standards.

VI. APPLICANTS' CONDITIONS

Applicants agree that any order granting the requested relief will be subject to the following conditions:

a. ~~(a) The~~Each Fund (and any Future Fund relying on this relief) will make a repurchase offer pursuant to Rule 23c-3(b) for a repurchase offer amount of not less than 5% in any one-month period. In addition, the repurchase offer amount for the then current monthly period, plus the repurchase offer amounts for the two monthly periods immediately preceding the then current monthly period, will not exceed 25% of ~~the~~such Fund's (or Future Fund's, as applicable) outstanding common shares. ~~The~~Each Fund (and any Future Fund relying on this relief) may repurchase additional tendered common shares pursuant to Rule 23c-3(b)(5) only to the extent the percentage of additional common shares so repurchased does not exceed 2% in any three-month period.

b. ~~(b)~~Payment for repurchased common shares will occur at least five business days before notification of the next repurchase offer is sent to common shareholders of ~~the~~each Fund (or any Future Fund relying on this relief).

VII. CONCLUSION

For the reasons stated above, Applicants submit that the exemptions requested are necessary or appropriate in the public interest and are consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and thus meet the standards of Section 6(c). Applicants further submit that the relief requested pursuant to Section 23(c)(3) will be consistent with the protection of investors and will ensure that any purchases are made in a manner or on a basis which does not unfairly discriminate against any holders of the class of securities to be purchased. Finally, Applicants submit that the relief requested is consistent with that previously provided by the

---

[~~20~~] [19] *See* ~~Voya,~~Oaktree *supra* at note ~~18, Lord Abbett,~~17; *See* Nuveen *supra* at note ~~18, Arca,~~17; *See* Weiss *supra* at note ~~18, Weiss,~~17, *See* Blackstone *supra* at note ~~18, Blackstone,~~17, *See* Van Kampen *supra* at note ~~18, Van Kampen,~~17, *See* Pilgrim Investments *supra* at note ~~18, Pilgrim Investments, *supra* at note 18; *see*~~17. *See* also CypressTree, *supra* at note ~~18~~17.

Commission in the ~~Voya, Lord Abbett, Arca~~Oaktree, Nuveen, Weiss, Blackstone, Van Kampen, Pilgrim Investments and CypressTree orders.

Applicants desire that the Commission issue the requested Order pursuant to Rule 0-5 under the Act without conducting a hearing.

As required by Rule 0-2(c)(1) under the Act, each Applicant hereby states that all of the requirements for execution and filing of this Application have been complied with in accordance with the operating agreements of the Applicants, as applicable, and the persons signing and filing this document are authorized to do so on behalf of the Applicants. The resolutions of ~~the~~each Fund's ~~Board~~sole initial trustee are attached as Exhibit A and Exhibit B to this Application in accordance with the requirements of Rule 0-2(c)(1) under the Act, and the verifications required by Rule 0-2(d) under the Act, are attached as ~~Exhibits B~~Exhibit C to this Application, respectively. In accordance with the requirements for a request for expedited review of this Application, marked copies of two recent applications seeking the same relief as Applicants that are substantially identical as required by Rule 0-5(e) of the Act are attached as Exhibits D and E. Pursuant to Rule 0-2(f) under the Act, the Applicants' address is ~~stated on the first page of this Application,~~205 Yonge Street, Toronto, Ontario, Canada M5B 0C4 and that all written communications regarding this Application should be directed to the individuals and addresses indicated on the first page of this Application.

[Signature ~~Page Follows~~page follows.]

SIGNATURES

OPTIMIZE GROWTH EQUITY FUND

~~The Applicants have caused this Application to be duly signed on their behalf on the 28th day of December, 2023.~~

~~**Oaktree Diversified Income Fund Inc.**~~

By: /s/ ~~Brian F. Hurley~~ Matthew J. McGrath
Name: ~~Brian F. Hurley~~Matthew J. McGrath
Title: Trustee, President and Principal Executive Officer
Dated: March 4, 2025

OPTIMIZE PREMIUM YIELD FUND

By: /s/ Matthew J. McGrath
Name: Matthew J. McGrath
Title: Trustee, President and Principal Executive Officer
Dated: March 4, 2025

OPTIMIZE WEALTH MANAGEMENT INC.

By: /s/ Matthew J. McGrath
Name: Matthew J. McGrath
Title: President and Chief Executive Officer
~~**Oaktree Fund Advisors, LLC**~~

~~/s/ Ting He~~

~~Name~~Dated: ~~Ting He~~March 4, 2025

~~Title: Senior Vice President~~

~~/s/ Brian Price~~

~~Name: Brian Price~~

~~Title: Managing Director~~

EXHIBIT A

Resolutions of the ~~Board of Directors of Oaktree Diversified Income~~ <u>Sole Initial Trustee of Optimize Growth Equity</u> Fund ~~Inc.~~

~~The undersigned hereby certifies that he is the duly elected President of *Oaktree Diversified Income Fund Inc.* (the "*Fund*") and that, with respect to the attached application for an order pursuant to Sections 6(c) and 23(c)(3) of the Act for an exemption from certain provisions of Rule 23c-3 under the Investment Company Act of 1940, as amended (the "*Act*"), to permit the Fund to make repurchase offers to its common shareholders every month and to provide notification to its common shareholders of an upcoming repurchase offer no less than seven and no more than fourteen calendar days in advance of the repurchase request deadline, and any amendments thereto (such application along with any amendments, the "*Application*"), all actions necessary to authorize the execution and filing of the Application under the organizational documents of the Fund have been taken and the person signing and filing the Application on behalf of the Fund is fully authorized to do so; and that the Board of Directors (the "*Board*") of the Fund adopted the following resolutions via unanimous written consent on the 1st day of June, 2023:~~

<u>RESOLVED, that the appropriate officers of the Fund be and they hereby are, and each of them acting individually hereby is, authorized to prepare, execute and file with the Securities and Exchange Commission (the "SEC") on behalf of the Fund an application for an exemptive order pursuant to Sections 6(c) and 23(c)(3) under the 1940 Act to allow the Fund to conduct monthly repurchase offers, such application to be in form and substance satisfactory to counsel for the Fund, the execution and filing of any such application, or amendment to such application, to be conclusive evidence of its authorization hereby; and further</u>

<u>RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized to prepare execute and file with the SEC any amendments to such exemptive application requested by the SEC or as they believe necessary or appropriate; and further</u>

<u>RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized to take all such further action and to execute and deliver all such further instruments and documents, in the name of and on behalf of the Fund, on the advice and assistance of counsel, and to pay all such expenses as shall be necessary, proper, or advisable, in order to fully carry out the intent, and accomplish the purposes of, the foregoing; and further</u>

<u>RESOLVED, that the appropriate officers of the Fund be, and they hereby are, authorized and directed, for and on the Fund's behalf, to take or cause to be taken, any and all action, to execute and deliver any and all certificates, instructions, requests, or other instruments, and to do any and all things that in their judgment, on the advice and assistance of counsel, as may be necessary or advisable to effect each of the resolutions adopted to carry out the purposes and intent thereof, and as may be necessary or advisable for the conduct of the Fund's business.</u>

~~WHEREAS, the Board believes it to be in the best interests of the Fund to make an exemptive application to the Securities and Exchange Commission (the "*SEC*") for an order pursuant to Sections 6(c) and 23(c)(3) of the Act for an exemption from certain provisions of Rule 23c-3 under the Act.~~

EXHIBIT B

Resolutions of the Sole Initial Trustee of
Optimize Premium Yield Fund

~~NOW THEFORE, BE IT~~ RESOLVED, that the ~~Authorized Officers~~appropriate officers of the Fund be and they hereby are, and each of them acting individually hereby is, authorized to prepare, execute and ~~submit,~~file with the Securities and Exchange Commission (the "SEC") on behalf of the Fund~~,~~ an application for an exemptive ~~application to the SEC for an~~ order pursuant to Sections 6(c) and 23(c)(3) ~~of the Act, for an exemption from certain provisions of Rule 23c-3 under the Act, to permit the Fund, among other things, to permit the Fund to make repurchase offers to its common shareholders every month; and it is~~under the 1940 Act to allow the Fund to conduct monthly repurchase offers, such application to be in form and substance satisfactory to counsel for the Fund, the execution and filing of any such application, or amendment to such application, to be conclusive evidence of its authorization hereby; and further

~~FURTHER RESOLVED, that any Authorized Officer of the Fund be, and each of them hereby is, authorized, empowered and directed on behalf of the Fund to do and perform or cause to be done and performed, in the name of the Fund, such acts, including filing any necessary documents with the SEC and preparing, executing and filing on behalf of the Fund any such other documents or instruments, as they deem appropriate or advisable in furtherance of the above resolution, and to pay or cause to be paid by the Fund such costs and expenses, and to prepare or cause to be prepared, negotiate or cause to be negotiated and execute and deliver or cause to be executed and delivered by or on behalf of the Fund such notices, requests, demands, directions, consents, approvals, orders, applications, certificates, agreements, amendments, further assurances or other instruments or communications, under the corporate seal of the Fund, as they may deem necessary or advisable in order to carry into effect the intent of the foregoing resolutions, or to consummate the transactions contemplated thereby, or to comply with the requirements, to implement the terms or satisfy the conditions of any filings and documents approved and authorized by the foregoing (including, without limitation, the obtaining of any necessary or appropriate consents and/or approvals of other persons or agencies or authorities); and it is~~

~~FURTHER~~ RESOLVED, that ~~all actions, transactions, events and practices regarding the Fund (or the operation thereof), implemented or to be implemented by the Fund, or taken or to be taken by the Fund, that are described in the foregoing resolutions be, and~~the appropriate officers of the Fund be, and they hereby are, authorized~~, confirmed, ratified and approved in all respects; and it is~~ to prepare execute and file with the SEC any amendments to such exemptive application requested by the SEC or as they believe necessary or appropriate; and further

~~FURTHER~~ RESOLVED, that ~~any and all prior lawful actions taken by any Authorized Officer of the Fund or any person or persons designated and authorized to act by a director or Authorized Officer of the Fund in connection with the execution, delivery and performance of any documents or certificates related thereto or contemplated by the foregoing resolutions which would have been authorized by the foregoing resolutions except that such actions were taken prior to the adoption of the foregoing resolutions are severally authorized, ratified, confirmed, approved and adopted as being actions of the Fund; and it is~~the appropriate officers of the Fund be, and they hereby are, authorized to take all such further action and to execute and deliver all such further instruments and documents, in the name of and on behalf of the Fund, on the advice and assistance of counsel, and to pay all such expenses as shall be necessary, proper, or advisable, in order to fully carry out the intent, and accomplish the purposes of, the foregoing; and further

~~FURTHER~~ RESOLVED, that the ~~Authorized Officers~~appropriate officers of the Fund be, and ~~each of them~~they hereby ~~is~~are, authorized~~, empowered~~ and directed ~~to certify and deliver copies of these resolutions to such government bodies, agencies, persons, firms or corporations as the Authorized Officers of the Fund may deem necessary and to identify by his or her signature or certificate, or in such form as may be required, the documents and instruments presented to and approved herein and to furnish evidence of the approval, by an Authorized Officer authorized to give such approval, of any document, instrument or provision or any addition, deletion or change in any document or instrument; and it is,~~ for and on the Fund's behalf, to take or cause to be taken, any and all action, to execute and deliver any and all certificates, instructions, requests, or other instruments, and to do any and all things that in their judgment, on the advice and assistance of counsel, as may be necessary or advisable to effect each of the resolutions adopted to carry out the purposes and intent thereof, and as may be necessary or advisable for the conduct of the Fund's business.

FURTHER RESOLVED, that in every instance in the foregoing resolutions where an Authorized Officer is authorized to take such actions or make such changes to a document as he or she determines to be necessary, desirable or appropriate, then the taking of the action or the execution of such document with such changes shall evidence conclusively his or her determination that such actions or changes to such documents are necessary, desirable or appropriate (as applicable); and it is

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Authorized Officers of the Fund shall be the Chief Executive Officer, President, Treasurer, Secretary and any Vice President of the Fund (collectively, the "***Authorized Officers***").


Oaktree Diversified Income Fund Inc.

/s/ Brian F. Hurley

Name: Brian F. Hurley

Title: President

Date: December 28, 2023


EXHIBIT C

VERIFICATION OF
OPTIMIZE GROWTH EQUITY FUND

The undersigned states that he has duly executed the attached Application dated ~~December 28, 2023~~March 4, 2025, for and on behalf of ~~*Oaktree Diversified Income Fund Inc.*~~Optimize Growth Equity Fund in his capacity as President and Principal Executive Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

~~Oaktree Diversified Income Fund Inc.~~

OPTIMIZE GROWTH EQUITY FUND

By: /s/ ~~Brian F. Hurley~~   Matthew J. McGrath
Name: ~~Brian F. Hurley~~Matthew J. McGrath
Title: Trustee, President and Principal Executive Officer
Dated: March 4, 2025

VERIFICATION OF
OPTIMIZE PREMIUM YIELD FUND

The undersigned states that ~~she~~he has duly executed the attached Application dated ~~December 28, 2023~~March 4, 2025, for and on behalf of ~~***Oaktree***~~Optimize Premium Yield Fund ~~***Advisors, LLC*** in her~~in his capacity as ~~Senior Vice~~ President and Principal Executive Officer of such entity and that all actions by the holders and other bodies necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that ~~she~~he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of ~~her~~his knowledge, information and belief.

~~**Oaktree Fund Advisors, LLC**~~

OPTIMIZE PREMIUM YIELD FUND

By: /s/ ~~Ting He~~ Matthew J. McGrath
Name: ~~Ting He~~Matthew J. McGrath
Title: ~~Senior Vice~~Trustee, President and Principal Executive Officer
Dated: March 4, 2025

<u>VERIFICATION OF</u>
<u>OPTIMIZE WEALTH MANAGEMENT INC.</u>

The undersigned states that he has duly executed the attached Application dated ~~December 28, 2023~~<u>March 4, 2025,</u> for and on behalf of ***~~Oaktree Fund Advisors, LLC~~***<u>Optimize Wealth Management Inc.</u> in his capacity as ~~Managing Director~~<u>President and Chief Executive Officer</u> of such entity and that all actions <u>by the holders and other bodies</u> necessary to authorize the undersigned to execute and file such instrument have been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

<p align="center">~~**Oaktree Fund Advisors, LLC**~~</p>

<u>OPTIMIZE WEALTH MANAGEMENT INC.</u>

<u>By: /s/</u> ~~Brian Price~~   <u>Matthew J. McGrath</u>
Name: ~~Brian Price~~<u>Matthew J. McGrath</u>
Title: ~~Managing Director~~<u>President and Chief Executive Officer</u>
<u>Dated: March 4, 2025</u>